Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015
Fixed charges:
Interest expense on indebtedness	$30	$11	$11	$16	$79	$17
Capitalized interest expense	—	—	—	—	—	246
Preferred stock dividends (A)	—	—	—	—	—	—
Total fixed charges	$30	$11	$11	$16	$79	$263
Earnings (loss):
Income (loss) before income taxes	$7,218	$11,001	$10,989	$(1,857)	$(18,067)	$(13,369)
Add: fixed charges per above	30	11	11	16	79	263
Less: capitalized interest expense	—	—	—	—	—	(246)
Less: net income attributable to non-controlling interests	(547)	(642)	(729)	(650)	(754)	(164)
Total earnings (loss)	$6,701	$10,370	$10,271	$(2,491)	$(18,742)	$(13,516)
Ratio of earnings to fixed charges	223.4x	942.7x	933.7x	N/A	N/A	N/A
Ratio of earnings to fixed charges and preferred stock dividends	223.4x	942.7x	933.7x	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$ N/A	$ N/A	$ N/A	$(2,507)	$(18,821)	$(13,779)

(A) Does not include accretion of redeemable convertible preferred stock